111 South Wacker Drive

Suite 4100

Chicago, IL 60606

Telephone: 312-443-0700

Fax: 312-443-0336

www.lockelord.com

Thomas V. Bohac

Direct Telephone: 312-443-0337

Direct Fax: 312-896-6075

    tom.bohac@lockelord.com

March 11, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

Office of Accounting

100 F Street NE

Washington, D.C. 20549

Attn: Michael Republicano and Megan Miller

Re:	ABL Longevity Growth and Income Fund f/k/a Abacus Equity Income Fund
Amendment No. 3 to Registration Statement on Form N-2
Filed December 12, 2023
Securities Act File No. 333-274405
Investment Company Act File No. 811-23900

Dear Michael Republicano and Megan Miller:

On behalf of our client, ABL Longevity Growth and Income Fund f/k/a Abacus Equity Income Fund (the “Fund”), we are writing to submit the Fund’s responses to the oral and written comments provided by the staff of the Division of Investment Management: Office of Accounting (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on March 4, 2024, with respect to the above-referenced Amendment No. 3 to the Registration Statement on Form N-2 and Statement of Additional Information (the “Registration Statement”) and to the responses submitted in a letter to the Staff beginning February 2, 2024 (the “Comment Response Letter”). Please advise if we did not accurately capture any oral comments delivered by the Staff.

Concurrently with the submission of this letter, the Company is publicly filing Amendment No. 4 to the Registration Statement (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement. For the convenience of the Staff, we have reproduced the Staff’s comments in bold and have followed such comment with the Company’s response.

March 11, 2024

Comments

1.

Under Investment Objectives, the Fund states that, “Mortality Contracts” consist of non-variable and variable individual life insurance contracts, and assets similar to or derivative of individual life insurance contracts, such as pools of such life insurance contracts.” Please explain supplementally and consider providing an example of how the investments will be shown on a schedule of investments in accordance with Reg S-X 12-12.

The Fund intends to show the following categories in a schedule of investments: (i) Column A: Type of Insurance Contract (Variable – Non-Variable – Other Life Insurance Contract), (ii) Column B: Number of policies held, and (iii) Column C: the aggregate value of each contract.

2.	Under Risk Factor Summary, before Table of Contents, the Fund states:

“In recent years, many life insurance issuers have instituted premium increases for Mortality Contracts. In many instances, these increases were material. The Fund cannot predict with certainty when or if this might occur. There can be no assurance Mortality Contracts acquired by the Fund will not be subject to premium and other cost increases. If any such Mortality Contracts are affected by a cost increase, the value of such Mortality Contracts may be materially reduced and the Fund may decide or may be forced to allow such Mortality Contracts to lapse, resulting in a loss to the Fund.”

Please explain how premiums for Mortality Contracts will be accounted for. (i.e., are they added to the cost? Are they separate?) Under Investment Objective, there is discussion of policy premiums.

Premiums for Mortality Contracts will be added to the cost of the Mortality Contract. By including the premiums into the cost of the Mortality Contracts the premiums will be reflected in the cost basis of each contract.

3.	Under Investment Objectives (Prospectus Summary), the Fund states:

“The Manager expects that investments in the Longevity Assets will provide current income and a return upon sale or maturity of the Mortality Contracts. Mortality Contracts generally do not pay dividends until maturity. Instead, most Mortality Contracts will require the Fund to pay policy premiums to keep the insurance contracts in force until maturity or sale. ”

Please explain how current income is generated and accounted for. (e.g., Are they accruing dividends?)

Current income is recognized by the Fund in two ways. First, the Fund will recognize current income when it sells a Mortality Contract at a price above its cost basis. As noted in comment 2 above, the cost basis of each Mortality Contract will be inclusive of any premiums paid to keep such Mortality Contract in force. The Second way that the Fund

March 11, 2024

will recognize current income is when the underlying insured of a Mortality Contract held by the Fund dies, resulting in the Fund receiving the insurance proceeds from the Mortality Contract. As noted on page 1 of the Revised Registration Statement, Mortality Contracts generally do not pay dividends. Instead, income is realized either through a sale or maturity of the Mortality Contract.

4.

Throughout the Registration Statement, there is discussion about transactions through a life settlement broker. Please explain if there are broker fees and/or settlement fees, and please explain how they will be accounted for.

The Fund confirms that it will not pay broker and/or life settlement fees. Please see pages 2, 4, 16, and 35 of the Revised Registration Statement where this concept has been addressed.

5.

On page 4 of the Registration Statement the Fund states that it will pay an Affiliate Broker Fee to Abacus Settlements, its principal life settlements broker. Please include an estimate of the rates paid for the broker fee. (e.g., between 2 and 5%)

The Fund confirms that it will not pay broker and/or life settlement fees. Please see pages 2, 4, 16, and 35 of the Revised Registration Statement this concept has been removed.

6.	Fee Table: Total Dollar Amount in 1,000s. Please remove this column.

Please see page 5 of the Revised Registration Statement.

7.	Fee Table: Expense Example. Please round up to include whole dollar amounts.

Please see page 5 of the Revised Registration Statement.

8.	In the Fee Table, the Fund states that:

“The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment. The example assumes annual expenses attributable to shares remain unchanged from the levels described in the Fund Expenses Table above (excluding any Acquired Fund Fees and Expenses) and shares earn a 5% annual return.”

Please confirm if there are any Acquired Fund Fees and Expenses and please state if there are any other indirect fees when investing in the fund.

The Fund confirms that there will not be any acquired fund fees and expenses. There will not be any other indirect fees charged to investors by the Fund or its affiliates in connection with their investment in the Fund.

March 11, 2024

9.	In the last paragraph on page 35 of the Registration Statement, the Fund states that:

“The expenses incident to the offering and issuance of shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares.”

Please explain the basis for treating offering costs as a reduction of capital. Please cite US GAAP in your response.

Staff Accounting Bulletin Topic 5: Miscellaneous Accounting Item A (Expenses of Offering) addresses the question of whether certain costs could be deferred where prior to the effective date of an offering of equity securities, a company incurs certain expenses related to the offering. The guidance in this SAB provides that “specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering.” The SAB additionally provides that management salaries or other general and administrative expenses may not be allocated as costs of the offering. The costs to be deferred and charged against the gross proceeds of the offering will include registration fees, filing fees, specific legal and accounting fees, and other expenses that are directly related to the offering of shares of beneficial interest of the Fund, and will not include management salaries or other general and administrative expenses.

* * *

Please contact me at (312) 443-0337 or Jerry Francese at (212) 912-2744 with any questions or further comments regarding the Fund’s responses to your comments.

Sincerely,

/s/ Thomas V. Bohac, Jr.

Thomas V. Bohac Jr.

Locke Lord LLP

cc: Jay Jackson, ABL Longevity Growth and Income Fund

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